21002590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 03 2021

Washington, DC

SEC FILE NUMBER
8-69271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABD Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Sansome Street, Suite 300
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Call 415-483-7763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Sutie A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Call, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABD Retirement Services, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANN S. KRAYNAK
Notary Public - California
Alameda County
Commission # 2321252
My Comm. Expires Mar 9, 2024

Signature

President

Title

Notary Public 2/16/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABD RETIREMENT SERVICES, INC.

TABLE OF CONTENTS

December 31, 2020

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Shareholder of
ABD Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ABD Retirement Services, Inc. (the "Company") as of December 31, 2020, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ABD Retirement Services, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ABD Retirement Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as ABD Retirement Services, Inc.'s auditor since 2014.
Walnut Creek, California

February 25, 2021

ABD RETIREMENT SERVICES, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	2,695,634
Accounts receivable		1,791,260
Prepaid expenses		2,191
Total assets	$	4,489,085

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accrued liabilities	$	22,847
Due to shareholder		34,544
Total liabilities		57,391
Shareholder's equity:		
Common shares (no par value, 1,000 shares authorized, issued, and outstanding)		25,000
Retained earnings		4,406,694
Total shareholder's equity		4,431,694
	$	4,489,085

See accompanying notes

ABD RETIREMENT SERVICES, INC.

Statement of Income

For the Year Ended December 31, 2020

Revenue:		
Investment advisory fees	$	6,415,889
Interest income		4,176
Total revenue		6,420,065
Operating expenses:		
Professional fees		76,418
Regulatory fees		23,304
Bad debt expense		9,885
Total operating expenses		109,607
Income before provision for income taxes		6,310,458
Provision for income taxes:		
State income taxes		94,657
Net income	$	6,215,801

See accompanying notes

ABD RETIREMENT SERVICES, INC.
Statement of Changes in Shareholder's Equity

	Common Shares		Retained	
	Shares	Amount	Earnings	Total
Balance December 31, 2019	1,000	$ 25,000	$ 3,099,893	$ 3,124,893
Distributions	-	-	(4,909,000)	(4,909,000)
Net income	-	-	6,215,801	6,215,801
Balance December 31, 2020	1,000	$ 25,000	$ 4,406,694	$ 4,431,694

See accompanying notes

ABD RETIREMENT SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	6,215,801
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		9,885
Changes in operating assets and liabilities:		
Accounts receivable		(200,139)
Prepaid expenses		37
Accrued liabilities		9,123
Due to shareholder		(13,393)
Net cash provided by operating activities		6,021,314
Cash flows from financing activities:		
Distributions		(4,909,000)
Net increase in cash		1,112,314
Cash, beginning of year		1,583,320
Cash, end of year	$	2,695,634

See accompanying notes

ABD RETIREMENT SERVICES, INC.
Notes to Financial Statements
December 31, 2020

Note 1 - Organization and operations:

ABD Retirement Services, Inc. (the "Company") was incorporated in 2012 under the laws of the state of California. The Company is wholly owned by ABD Insurance and Financial Services, Inc. (the "Shareholder"). The Company maintains its headquarters in the San Francisco Bay Area and operates throughout the United States of America. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in April 2014. The Company provides advisory services to companies and their retirement plans and investments on a fee basis and receives commissions from investment brokerage firms and retirement plan record keepers.

Note 2 - Summary of significant accounting policies:

Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Cash and cash equivalents - The Company considers certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents at December 31, 2020.

Investment advisory fees - The Company provides a suite of retirement investment advisory services and other ongoing complementary services under its contracts with customers. Investment advisory fee revenues are recognized in accordance with contractual terms when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to. The Company transfers control of its performed services to the client over time as the services are performed, and the Company generally recognizes revenues ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract.

Note 2 - Summary of significant accounting policies (continued):

Investment advisory fees (continued) - Investment advisory fees are received from customers in three ways: 1) Investment brokerages and retirement plan record keepers remit our advisory fees based on a calculated percentage of total customer assets on a monthly or quarterly basis. Brokerages and record keepers remit payments in the month following the Company's earning of the advisory fees. 2) The Company charges a fixed fee for advisory services performed over a period of time (e.g. monthly or quarterly) and customers remit payment after being invoiced at completion of the service period. 3) The Company charges customers a calculated percentage of total customer assets based on a contractual calculation and these advisory fees are remitted directly by customers. The Company estimates the expected consideration to be received and records these balances as accounts receivable on the Statement of Financial Condition. Expected consideration is estimated based on best available information and represents probable amounts to be received. Due to the nature of the customers' retirement portfolios and management's knowledge of customers' investments, expected consideration fluctuations based on market changes do not vary significantly from management's estimates. The variable nature of this consideration has not been determined to be a constraint that would preclude the Company from recognizing revenues as it is not considered subject to significant reversal. Once customer portfolio information is available to calculate actual amounts due, the Company invoices customers for payment, generally the month or quarter following the services rendered. Advisor fees due from customers for fixed fee and percentage based amounts are due within 30 days of invoicing which generally results in collection between 30 and 90 days of completion of the period in which services were rendered.

Occasionally, fixed fee consulting contracts are provided for customers and revenue is recognized over time for these contracts which is also associated with the fulfillment of performance obligations. Fixed fee consulting contracts are invoiced and payment is collected after completion of the project.

The following table presents the Company's total advisory fee revenue disaggregated by type of payee:

Investment brokerages	$	2,273,932
Retirement plans - asset based		2,353,108
Retirement plans - fixed fees		1,741,933
Consulting and other		46,916
Total investment advisory fees	$	6,415,889

For the year ended December 31, 2020, approximately 20% of total investment advisory fees were earned from one investment brokerage. At December 31, 2020, approximately 18% of accounts receivable was due from one investment brokerage.

Note 2 - Summary of significant accounting policies (continued):

Accounts receivable - Accounts receivable represents estimated amounts due from investment brokerage companies, retirement plan record keepers and fee based clients for investment advisory fees earned based on contractual terms but not yet collected. The Company records accounts receivable when services are delivered and it is probable that payment will be received for those services. The Company does not record any interest or late payment penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received.

Effective January 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The adoption of the standard did not have a material impact on the Company's financial statements.

The Company evaluates its financial instruments for expected credit losses and if significant, records an allowance for credit losses and credit loss or bad debt expense based on the categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for credit losses that considers the aging of accounts receivable, the projected loss rate of our receivables, underlying creditworthiness of our customers, and industry and macroeconomic market conditions. The Company writes off accounts receivable against the related allowance for credit losses when the probability of collection for services rendered has become remote.

Management has determined based on its current assessment of outstanding receivables from customers and investment brokerages that no allowance for credit losses is appropriate as no credit losses are expected to occur. This assessment is supported by information available through the date of the auditors' report as well as the Company's historical collection performance. At January 1, 2020, and December 31, 2020, receivables were $1,601,007 and $1,791,260, respectively.

Fair value of financial instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis at December 31, 2020.

Note 2 - Summary of significant accounting policies (continued):

Income taxes - The Company is a Qualified Sub-chapter S Corporation subsidiary and is disregarded for income tax purposes and income taxes are paid at the individual shareholder level. Accordingly, the Company makes no provision for federal income taxes. The Company files consolidated income tax returns with its Shareholder, also a Sub-chapter S Corporation, and computes income taxes as though it is filing on a standalone basis. California S Corporation income taxes resulting from the Company's taxable income are calculated based on 1.5% of the Company's taxable income. The amount of California income tax payable is included in due to shareholder on the statement of financial condition. Deferred income taxes are considered for the tax consequences in future years resulting from differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on currently enacted tax laws and statutory tax rates. Deferred taxes, if any, are immaterial.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes.

The federal and California income tax returns of the Company's Shareholder remain subject to examination from the filing date to the specific governmental agency statute of limitations. The Company is no longer subject to tax examinations for tax years prior to 2016. The Company did not have any unrecognized tax positions as of December 31, 2020, and has not accrued interest or penalties related to uncertain tax positions.

Subsequent events - The Company has evaluated subsequent events through February 25, 2021, the date which the financial statements were issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $2,638,243 which exceeded the requirement by $2,633,243.

Note 4 - Risk concentration:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. Cash balances are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Note 5 - Related party transactions:

The Company has an expense sharing agreement with the Shareholder. The Shareholder provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Shareholder. The Company's results of operations and financial position would differ significantly if the entities were autonomous. The Shareholder also pays all direct broker dealer expenses of the Company which are recorded by the Company and reimbursed throughout the year.

At December 31, 2020, $34,544 was due to the Shareholder for regulatory operating expenses, and the Company's allocation of California income taxes that were paid or incurred by the Shareholder and which will be reimbursed by the Company in 2021.

Note 6 - Litigation:

In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes, or examinations would not have a material effect on the Company's financial position.

Note 7 - Risks and uncertainties:

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors. At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the time frame and outcome of the pandemic are uncertain.

SUPPLEMENTAL INFORMATION

ABD RETIREMENT SERVICES, INC.

Supplemental Schedules
December 31, 2020
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2020

Total shareholder's equity	$	4,431,694
Less: Non-allowable assets		
Accounts receivable		1,791,260
Prepaid expenses		2,191
Total non-allowable assets		1,793,451
Net capital		2,638,243
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $57,391 or $5,000, whichever is greater		5,000
Excess net capital	$	2,633,243

Reconciliation with Company's Net Capital Computation (Included in Part II of the Amended Form X-17A-5 as of December 31, 2020)

There were no material differences noted in the Company's amended net capital computation at December 31, 2020.

See accompanying notes

<u>**ABD RETIREMENT SERVICES, INC.**</u>

Supplemental Schedules

December 31, 2020

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2020

The Company acts as an accommodation broker-dealer, specifically making referrals in connection with the sale of mutual funds and variable annuity products, and receives a commission as a result of such referrals. The Company does not accept customer funds or securities, and did not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3 and there are no items to report under the requirements of this Rule.

See accompanying notes

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
of ABD Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) ABD Retirement Services, Inc. (the "Company") identified that the Company does not claim an exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to act as an accommodation broker-dealer, specifically making referrals in connection with the sale of mutual funds and variable annuity products, and receives a commission as a result of such referrals and (2) the Company stated that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on reliance on Footnote 74 of the SEC Release No. 34-70073 and in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 25, 2021

abd Retirement Services

SEA Rule 15c3-3 Exemption Report

ABD Retirement Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: act as an accommodation broker-dealer, specifically making referrals in connection with the sale of mutual funds and variable annuity products, and receive a commission as a result of such referrals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

ABD Retirement Services, Inc.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: DocuSigned by: Chris Call 5F08C7E29F574F3...

Title: President

January 19, 2021